Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 14 DATED APRIL 29, 2016
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is as follows:

•	to update the Company’s financial statements.

Financial Statements of Fundrise Real Estate Investment Trust, LLC

The financial statements for the Company contained in the Offering Circular have been updated as set forth under the heading “Item 7. Financial Statements” in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2015, as filed with the Commission on April 27, 2016, which is incorporated herein by reference.